EXHIBIT 21.1

Subsidiaries of Registrant

State
in which
Subsidiary
Name	Organized

AirComp, LLC	Texas
Mountain Compressed Air, Inc.	Texas
Strata Directional Technology, Inc.	Texas
Jens’ Oilfield Service, Inc.	Texas
Safco Oil Field Products, Inc.	Texas
Downhole Injection Services, LLC	Texas
Delta Rental Service, Inc.	Louisiana
Capcoil Tubing Services, Inc.	Texas